UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2026

Alexander Fink
Chief Executive Officer (U.S.)
Swarmer, Inc
4515 Seton Center Pkwy #330
Austin, TX 78759

Re: Swarmer, Inc
Draft Registration Statement on Form S-1
Submitted May 12, 2026
CIK No. 0002092574

Dear Alexander Fink:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone at 202-551-8816 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Daniel Bagliebter, Esq.